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CONTACT:  Michael P. Hawks                                       (NYSE -- BMC)
(612) 851-6030                                          FOR IMMEDIATE RELEASE




                         BMC REPORTS RECORD 1996 EARNINGS




January 28, 1997 -- Minneapolis, MN -- BMC Industries, Inc. today reported record fourth quarter 1996 net earnings of $11,919,000 or $.42 per share, up 52% from earnings of $7,828,000 or $.28 per share in the year-earlier period. Fourth quarter revenues for primary products (excluding equipment and technology sales) increased 18% over the prior year quarter.

For the year ended December 31, 1996, BMC reported record net earnings of $35,101,000 or $1.24 per share, an increase of 43% from $24,547,000 or $.87 per share in 1995. Revenues from primary products rose 14% in 1996 to $279,035,000 from $243,951,000 in 1995.

Paul B. Burke, BMC's chairman and chief executive officer stated "I am very pleased to report BMC's record fourth quarter and total year 1996 results.
In addition, the fourth quarter also marked the twenty-third consecutive quarter of increased net earnings over the year-earlier period, excluding income from the sale of equipment and technology and other non-recurring items. This achievement is a tribute to all BMC employees as every one of our operations contributed meaningfully to our record results not only in the fourth quarter, but all year long."

The Company's Precision Imaged Products operation (including both the Mask Operations and Buckbee-Mears St. Paul) posted record fourth quarter results. Excluding sales of equipment and technology contracts, fourth quarter Precision Imaged Products sales increased 17% over the fourth quarter of 1995. In addition, the profitability of Precision Imaged Products, excluding equipment and technology earnings, increased 38% when compared to the year-earlier quarter. The profitability of the Mask Operations increased due to the continued sales mix shift to higher margin products, including high resolution computer monitor masks, and improved operating performance. In the fourth quarter, sales of jumbo (30" and larger), large (25" to 29") and invar aperture masks increased 73%, 8% and 1%, respectively, over fourth quarter 1995 sales. Fourth quarter sales of invar aperture masks were strong, but are compared to a 1995 fourth quarter which was up 134% over the fourth quarter of 1994. In addition, fourth quarter sales included over $4 million of high resolution computer monitor mask sales, which contributed to the fourth quarter earnings growth. For the total year, sales of jumbo, large and invar aperture masks increased 58%, 14% and 18%, respectively. Buckbee-Mears St. Paul posted record fourth quarter earnings as a result of product mix and manufacturing improvements.


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BMC's Optical Products operation also posted record fourth quarter results.
Fourth quarter profits increased 110% over the year-earlier period, while sales increased 19%. Sales growth occurred in each major product line and international sales growth continued to be particularly strong. Sales of high-end products (polycarbonate, progressive, high index and polarizing sunglass lenses) increased 23% over the year-earlier quarter and increased 18% for the total year. Fourth quarter profitability gains resulted from increased sales of high-end products and margin improvements attributable to the Company's Far East sourcing program for cast resin lenses. In addition, results for the prior-year quarter included a provision to move the domestic cast resin operation to a lower cost facility.

BMC is one of the world's largest manufacturers of aperture masks for color television picture tubes and computer monitors. The Company is also a leading producer of polycarbonate, glass and plastic eyewear lenses. The common stock of the Company is traded on the New York Stock Exchange under the symbol "BMC".


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                                 BMC INDUSTRIES, INC.

                   CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
                                    (Unaudited)
                     (in thousands, except per share amounts)



                                 Three Months Ended        Twelve Months Ended
                                     December 31                December 31
                               ----------------------   -----------------------
                                  1996         1995          1996         1995
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Revenues
 Net sales of primary products $75,255      $63,983       $279,035     $243,951
 Equipment and technology sales    599        1,188          1,452       11,404
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    Total Revenues              75,854       65,171        280,487      255,355
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Operating Costs and Expenses
 Cost of sales of primary
   products                     54,215       49,463        212,637      196,250
 Cost of equipment and
   technology sales                 --          211            370        6,345
 Selling                         2,577        2,034         10,028        8,592
 Administrative                  1,280        1,308          5,005        5,545
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    Total Operating Costs
      and Expenses              58,072       53,016        228,040      216,732
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Income from Operations          17,782       12,155         52,447       38,623
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Other Income and (Expense)
 Interest expense                 (104)        (354)          (540)        (562)
 Interest income                    50          425            260        1,029
 Other income (expense)            116            6            236         (146)
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Earnings before Income Taxes    17,844       12,232         52,403       38,944
Income Taxes                     5,925        4,404         17,302       14,397
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Net Earnings                   $11,919      $ 7,828       $ 35,101     $ 24,547
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Earnings Per Share             $  0.42      $  0.28       $   1.24     $   0.87
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Number of Shares Included       28,416       28,304         28,363       28,234
in Per Share Computation
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                                BMC INDUSTRIES, INC.

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)
                                  (in thousands)

                                                DECEMBER 31         December 31
                                                -----------         -----------
ASSETS                                                 1996                1995
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Current Assets
 Cash and cash equivalents                   $        2,544      $       15,874
 Trade accounts and notes
   receivable, net of allowances                     24,979              23,003
 Inventories                                         50,451              34,772
 Deferred income taxes                                5,372               3,753
 Other current assets                                 8,354               5,964
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      Total Current Assets                           91,700              83,366
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Property, Plant and Equipment                       220,489             171,711
Less Accumulated Depreciation                        96,644              90,302
                                            ---------------     ---------------
 Property, Plant and Equipment, Net                 123,845              81,409
                                            ---------------     ---------------
Deferred Income Taxes                                 5,797               5,362
Other Assets, Net                                    11,627              12,195
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Total Assets                                $       232,969     $       182,332
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LIABILITIES AND STOCKHOLDERS' EQUITY
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Current Liabilities
 Short-term borrowings                      $         1,355     $            21
 Accounts payable                                    19,434              20,408
 Income taxes payable                                 7,657               9,308
 Accrued expenses and other current
   liabilities                                       21,900              20,899
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    Total Current Liabilities                        50,346              50,636
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Long-Term Debt                                       16,634                  26
Other Liabilities                                    19,421              21,628
Deferred Income Taxes                                 2,460               1,576

Stockholders' Equity
 Common stock                                        56,551              52,974
 Retained earnings                                   84,629              50,962
 Cumulative translation adjustment                    3,974               5,749
 Other                                               (1,046)             (1,219)
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     Total Stockholders' Equity                     144,108             108,466
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Total Liabilities and Stockholders' Equity  $       232,969     $       182,332
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